Wienerberger

On the one hand, a lot can still happen in the last three months.



On the other hand, the first three quarters were pretty good.



Report on the Third Quarter of 2007

Earnings Data		1-9/2006	1-9/2007	Chg. in %	Year-end 2006
Revenues	*in € mill.*	1,655.9	1,889.3	+14	2,225.0
EBITDA	*in € mill.*	351.6	424.1	+21	471.9
EBIT	*in € mill.*	228.1	284.3	+25	299.6
Profit before tax	*in € mill.*	200.9	287.7	+43	277.3
Profit after tax [1]	*in € mill.*	157.4	235.4	+50	218.3
Earnings per share	*in €*	2.11	2.87	+36	2.95
Adjusted earnings per share [2]	*in €*	2.20	2.74	+25	3.02
Free cash flow [3]	*in € mill.*	162.3	207.0	+28	272.1
Maintenance capex	*in € mill.*	69.3	82.5	+19	100.2
Growth investments	*in € mill.*	349.5	415.5	+19	430.2
Employees [4]		13,454	14,632	+9	13,639

Balance Sheet Data		31.12.2006	30.9.2007	Chg. in %
Equity [5]	*in € mill.*	1,591.4	2,208.6	+39
Net debt	*in € mill.*	1,159.8	969.8	-16
Capital employed	*in € mill.*	2,598.2	3,008.2	+16
Balance sheet total	*in € mill.*	3,674.3	4,230.7	+15
Gearing	*in %*	72.9	43.9	-

Stock Exchange Data		1-12/2006	1-9/2007	Chg. in %
Share price high	*in €*	45.00	58.06	+29
Share price low	*in €*	32.11	41.90	+30
Share price at end of period	*in €*	45.00	43.86	-3
Shares outstanding (weighted) [6]	*in 1,000*	73,309	73,197	-
Market capitalization at end of period	*in € mill.*	3,337.6	3,253.0	-3

Segments 1-9/2007 *in € mill. and %*	Central-East Europe [7]		Central-West Europe		North-West Europe [7]		North America [8]		Investments and Other [9]	
Revenues	651.4	*(+37%)*	346.3	*(+1%)*	674.9	*(+14%)*	258.7	*(-5%)*	-42.0	*(-58%)*
EBITDA	209.0	*(+89%)*	65.4	*(-10%)*	143.2	*(+10%)*	28.8	*(-41%)*	-22.3	*(>100%)*
EBIT	162.1	*(>100%)*	34.8	*(-25%)*	97.9	*(+10%)*	16.2	*(-57%)*	-26.7	*(-92%)*
Total investments	83.2	*(-12%)*	20.9	*(-74%)*	258.8	*(>100%)*	132.2	*(0%)*	2.9	*(>100%)*
Capital employed	694.3	*(+13%)*	480.5	*(+4%)*	1,285.8	*(+25%)*	535.4	*(+21%)*	12.2	*(-33%)*
Employees [4]	5,390	*(+8%)*	2,424	*(+17%)*	4,127	*(+9%)*	2,520	*(+4%)*	171	*(-3%)*

1) Before minority interest and hybrid capital coupons
2) Before amortization of goodwill and adjusted for non-recurring income and expenses; in Q1 2007: book gain of € 10.1 million on the sale of securities
3) Cash flow from operating activities minus cash flow from investing activites plus growth investments
4) Average number of employees for the period
5) Equity including minority interest and hybrid capital
6) Adjusted for treasury stock
7) For organizational reasons, Finland and the Baltics States were transferred to the Central-East Europe segment as of January 1, 2007 (previously: North-West Europe); the comparable figures from prior periods were adjusted accordingly
8) The name of this segment was changed from "USA" to "North America" to reflect the inclusion of the recently acquired Canadian activities
9) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer,
Chief Executive Officer
of Wienerberger AG

Wienerberger prolonged the outstanding strong first half-year with further growth during the third quarter of 2007 but, at a more normalized rate. Group revenues for the first nine months rose by 14% to € 1,889.3 million, EBITDA by 21% to € 424.1 million and EBIT by 25% to € 284.3 million. This sound development was driven by favorable weather at the beginning of the year and a high level of construction activity in large parts of Europe, especially Central-East Europe, during the first six months. In this region we recorded an increase of 37% in revenues to € 651.4 million and 89% in EBITDA to € 209.0 million for the first three quarters. In Poland, the overheated trend in sales volumes that characterized the first half-year returned to a normal level during the summer and has since led to a decline in imports from neighboring countries, above all Germany and the Czech Republic. However, the price adjustments implemented earlier this year also supported a further improvement in revenues and earnings across this region during the third quarter. In Central-West Europe, the increasingly disappointing development of new residential construction in Germany during the third quarter and lower sales volumes in Switzerland had a negative impact on earnings. In the North-West Europe segment, revenues and earnings further improved during the third quarter of 2007, in particular due to the acquisition of Baggeridge in Great Britain and Korevaar in the Netherlands. In the USA segment – which was renamed "North America" to reflect the inclusion of our newly acquired activities in Canada – revenues and earnings declined because of the continuing weakness on the US market, despite the initial consolidation of Arriscraft. Group revenues for the third quarter of 2007 rose by 3% and EBITDA by 8% over the very strong comparable period of the previous year.

Approx. € 500 million of growth investments in 2007

We intend to continue our successful growth program as announced, with investments of approximately € 500 million in 2007. These funds were already used in part for the acquisitions of Arriscraft and Baggeridge, and more than € 260 million are foreseen for bolt-on projects. In addition, we will spend roughly € 120 million on maintenance capex. The projects scheduled for this year were financed with the hybrid bond that was issued in February 2007.

Successful completion of capital increase to accelerate growth

In order to accelerate the implementation of our growth strategy, we carried out a capital increase in October and strengthened our equity base by roughly € 424 million through the issue of 9.8 million new shares (approx. 13.2% of share capital). We intend to use the proceeds from the capital increase, among others, to construct 25 new hollow brick plants in the growth markets of Central-East Europe over the coming five years, which will nearly double our capacity in this region. Our plans not only call for the expansion of our market positions in Western Europe and North America, but also include first projects with focus on Asia.

Strong earnings expected improvement for the full year

I expect a continuation of the third quarter trends during the remainder of this year: further growth in Central-East Europe as well as general stability in North-West Europe and weaker development in Central-West Europe and the USA. The initial consolidation of Baggeridge in Great Britain and Arriscraft in Canada will have a positive effect. Based on our excellent results for the first half-year and the sound development of business during the third quarter – above all in Central-East Europe – we are expecting an increase of at least 15% in EBITDA and earnings per share (after hybrid capital) for 2007.



Financial Review

Revenues and EBITDA
as a % of 100


100
90
80
70
60
50
40
30
20
10
0
Q4 25% 22% Q4
Q3 28% 31% Q3
Q2 30% 34% Q2
Q1 17% 13% Q1
Q4 26% 25% Q4
Q3 29% 33% Q3
Q2 28% 30% Q2
Q1 17% 12% Q1
2005
2006
Revenues
EBITDA

Revenues Q1 - Q3
in € mill.


1,468.6
1,655.9
1,889.3
2,000
1,750
1,500
1,250
1,000
750
500
250
0
2005
2006
2007

EBITDA Q1 - Q3
in € mill.


332.4
351.6
424.1
500
400
300
200
100
0
2005
2006
2007

Earnings

Group revenues for the first nine months of 2007 rose by 14% to € 1,889.3 million and EBITDA by 21% to € 424.1 million. The top-line growth was comprised of a 4% increase in sales volumes and 10% of price effects.

Higher revenues were registered in all European segments. Central-East Europe recorded the strongest growth at +37%, also as a result of price adjustments made in this region. The sound development of revenues in North-West Europe (+14% to € 674.9 mill.) was driven by higher sales volumes in all products areas and key markets (Belgium, France, the Netherlands and Great Britain) during the first half-year as well as consolidation effects from acquisitions in Great Britain and the Netherlands during the third quarter. In Central-West Europe revenues matched the prior year level (+1% to € 346.3 mill.) despite the acquisition of four companies in Germany during the previous year. Results in this region were negatively influenced by Germany, where new residential construction ended the third quarter at a very disappointing level and the renovation market also faced a slow-down. Additionally sales volumes of hollow bricks in Switzerland declined. In North America the ongoing US market weakness and negative foreign exchange effects led to a 5% decline in revenues to 258.7 million, in spite of the favorable impact created by the Robinson Brick and Arriscraft consolidations.

Group EBITDA increased 21% to € 424.1 million. This growth was also supported by Central-East Europe (based on the full utilization of capacity and higher prices) with +89% to € 209.0 million and North-West Europe with +10% to € 143.2 million. In Central-West Europe (-10% to € 65.4 million) a lower level of capacity utilization as well as higher freight costs for exports from Germany and a decline in sales volumes of hollow bricks in Switzerland had a negative influence on earnings. In North America EBITDA fell 41% to € 28.8 million as a result of lower sales volumes and temporary plant shutdowns in the USA.

The strong growth in operating profit (EBIT +25% to € 284.3 mill.) also led to an increase in profit before tax, which rose by 43% to € 287.7 million. An additional positive effect was the improvement in financial results from € -20,0 to +3,4 million, which was related to a book gain of € 10.1 million on the sale of securities during the first quarter as well as gains on foreign currency and interest rate hedges and higher income from associates (Pipelife and Tondach Gleinstätten). Profit after tax rose by 50% to € 235.4 million, whereby the deductibility of the hybrid coupon for tax purposes also led to a reduction in the Group's tax rate. Adjusted earnings per share increased 25% from € 2.20 to 2.74. The weighted number of shares outstanding for the first nine months (before the capital increase in October) totaled 73.2 million.

Cash Flow

The development of free cash flow remained strong throughout the first three quarters, rising from € 162.3 million in 2006 to € 207.0 million for the reporting period. Gross cash flow totaled € 359.8 million, for an increase of 25% over the prior year. This growth was related primarily to the improvement in earnings, which more than offset the contrary effects of changes in provisions. Cash flow from operating activities rose from € 226.8 to 281.9 million despite a stronger increase in inventories and a reduction in current liabilities during the third quarter. The expansion of inventories in the Netherlands, Great Britain and Canada during these three months was related to the initial consolidation of Korevaar, Baggeridge and Arriscraft, while in Belgium and Germany the development of business was also reflected in higher stocks. Cash outflows for investments and acquisitions of € 498.0 million comprise € 82.5 million of maintenance, replacement and rationalization investments (maintenance capex) and € 415.5 million of new plant construction,

capacity extensions and acquisitions (growth investments). During the third quarter, Baggeridge Brick plc in Great Britain, Korevaar in the Netherlands and the operating companies of Arriscraft International in Canada were included in the consolidation for the first time. A dividend of € 94.9 million was paid to the shareholders of Wienerberger AG during May.

Asset and Financial Position

Reduction of net debt due to issue of hybrid bond

The proceeds from the hybrid capital issued in February 2007 will be used to finance this year's growth projects and investments. The remaining funds were used to repay liabilities, and led to a decrease of 16% in net debt to € 969.8 million. Group equity rose by 39% to € 2,208.6 million following the issue of the hybrid capital (100% equity under IFRS, but only a 50% equity credit from the rating agencies) and the high profit recorded for the period, in spite of the dividend payment and negative foreign currency effects. Gearing fell sharply from 72.9% as of December 31, 2006 to 43.9% for the same reasons.

The Third Quarter of 2007

Q3 brings further growth, but at slower pace

Wienerberger continued its growth course during the third quarter of 2007, but at a slower pace. From July to September Group revenues rose by 3% to € 662.0 million and EBITDA by 8% to € 167.5 million in comparison with the very strong third quarter of 2006. Revenues and earnings were driven by the countries of Central-East Europe, above all Slovakia, the Czech Republic, Russia and Bulgaria, as well as consolidation effects from the acquisitions in Great Britain (Baggeridge) and the Netherlands (Korevaar). Semmelrock and Bramac also benefited from the strong construction activity in Eastern Europe and registered high growth rates for the third quarter. In Central-West Europe revenues and earnings declined because of the slow-down in new residential construction in Germany and lower sales volumes of hollow bricks in Switzerland. The very weak state of residential construction in the USA as well as negative foreign exchange effects led to a decline in revenues in North America. Earnings in the USA were negatively influenced by costs of idle capacity following the temporary shutdown of several production lines, while the initial consolidation of Arriscraft was unable to fully offset this development.

Revenues *in € mill.*	**7-9/2006**	**7-9/2007**	**Chg. in %**
Central-East Europe 1)	203.8	223.8	+10
Central-West Europe	149.2	125.0	-16
North-West Europe 1)	202.1	234.1	+16
North America 2)	100.3	92.8	-7
Investments and Other 3)	-11.4	-13.7	-20
Wienerberger Group	**644.0**	**662.0**	**+3**

EBITDA *in € mill.*	**7-9/2006**	**7-9/2007**	**Chg. in %**
Central-East Europe 1)	55.4	82.2	+48
Central-West Europe	35.7	28.9	-19
North-West Europe 1)	48.6	53.7	+10
North America 2)	17.3	10	-42
Investments and Other 3)	-2.3	-7.3	>100
Wienerberger Group	**154.7**	**167.5**	**+8**

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.
2) The name of this segment was changed from "USA" to "North America" to reflect the recently acquired Canadian activities
3) Including Group eliminations and holding company costs; negative revenues due to the offset of inter-group revenues in this segment.

Segments

Central-East Europe

Revenues by segment



5
4
3
1
2

1 Central-East Europe: 34%
2 Central-West Europe: 18%
3 North-West Europe: 36%
4 North America: 14%
5 Investments and Other: -2%

Central-East Europe followed an unusually strong first six months with a further increase in revenues and earnings during the third quarter of the reporting year. This segment generated 34% of Group revenues and 49% of EBITDA during the first nine months of 2007.

Revenues rose by 37% to € 651.4 million and EBITDA by 89% to € 209.0 million in year-on-year comparison. In Poland, the overheated market that drove sales volumes during the first half-year lost momentum during summer and has since returned to a normal level. However, price adjustments provided the basis for a further improvement in revenues and earnings during the three months from July to September. The Czech Republic and Slovakia reported a decline in exports to Poland during the third quarter as a result of this market development. In Hungary new residential construction weakened beginning in August and the growth in revenues was driven by exports to Romania, Bulgaria and Ukraine as well as a shift in the product mix to premium bricks. The demand for bricks also remained strong in Romania and Bulgaria. Semmelrock and Bramac also benefited from the sound market development in Central-East Europe, and were able to realize double-digit growth in sales volumes. The unusually strong earnings growth in this segment resulted from price adjustments as well as the full utilization of our production capacity.

Start-up of largest European hollow brick plant in Bulgaria

The first Wienerberger plant in Bulgaria commenced operations during August and is currently in the start-up phase. With a maximum capacity of 220 million brick units, Lukovit is the largest and most modern hollow brick plant in Europe. The expansion of the Polish plant in Dobre should be concluded in November, and the Romanian plant in Triteni entered the start-up phase in October 2007. The facilities under construction in Russia – a second production line in Kiprevo and the plant in Kazan – are scheduled to start operations during the second half of 2008.

Positive outlook up to the end of 2007 and for 2008

We are expecting steady growth in revenues and earnings for this region through the end of 2007, above all in Poland, the Czech Republic, Slovakia, Romania and Bulgaria. For 2008 we forecast a continuation of the positive trend in Poland, Romania, Bulgaria and Russia as well as slightly positive new residential construction in the Czech Republic and Slovakia. In Hungary, possible declines on the local market during the coming year should be offset by higher exports to Ukraine. The new plants in Romania and Bulgaria are also expected to make an increasing contribution to earnings in 2008. During the coming years, the focal point of our bolt-on growth program will be placed on Central-East Europe. We plan to construct, among others, 25 new hollow brick plants in this region over a period of five years, with eight facilities foreseen for Russia alone.

EBITDA by segment



5
4
3
1
2

1 Central-East Europe: 49%
2 Central-West Europe: 15%
3 North-West Europe: 34%
4 North America: 7%
5 Investments and Other: -5%

Central-East Europe		1-9/2006 [1]	1-9/2007	Chg. in %
Revenues	*in € mill.*	474.3	651.4	+37
EBITDA	*in € mill.*	110.5	209.0	+89
EBIT	*in € mill.*	69.3	162.1	>100
Total investments	*in € mill.*	94.7	83.2	-12
Capital employed	*in € mill.*	617.1	694.3	+13
Employees		4,988	5,390	+8
Sales volumes hollow bricks	*in mill. NF*	3,036	3,104	+2
Sales volumes pavers	*in mill. m²*	5.59	7.23	+29
Sales volumes concrete roof tiles [2]	*in mill. m²*	12.94	14.99	+16

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.
2) Sales volumes are not proportional, but reflect 100%.

Central-West Europe

Earnings decline in Central-West Europe due to weaker demand in Germany

Revenues recorded by the Central-West Europe segment matched the prior year level with an increase of 1% for the first nine months to € 346.3 million, but EBITDA fell 10% to € 65.4 million. This resulted primarily from the increasingly disappointing development of new residential construction in Germany during the third quarter and a slight decline on the renovation market – a key driver for sales of clay roof tiles – in recent months. Results in Central-West Europe were also negatively influenced by a decline in sales volumes of hollow bricks, which was triggered by a slow-down on the new residential construction market in Switzerland. Revenues in Italy reflected the high prior year level. Central-West Europe generated 18% of Group revenues and 15% of EBITDA.

Germany: disappointing development in housing completions and slow-down of the renovation market

The development of new residential construction in Germany has been very disappointing since the spring and forecasts for the full year call for a decline in housing completions to a historic low of less than 200,000. In addition, the key driver for roof tiles – the German renovation market, which consumes 65% of the clay roof tiles made in this country – slowed during the third quarter. This situation led to a decline in revenues and earnings for the first nine months in Germany, despite the consolidation effects from the companies acquired during the past year. We expect new residential construction will remain weak up to the end of this year. The absence of financial and tax incentives for the creation of private housing and an apparent lack of consumer confidence appear to explain the reluctance of the Germans to invest. Forecasts for 2008 show moderate recovery in residential construction in Germany and indicate that housing completions should return to the 2005 level of 220,000.

Slight weakening from high level for new residential construction in Switzerland and Italy

In Switzerland, the construction of single- and two-family houses declined as expected during the third quarter of 2007 from the high level registered in past years. Lower sales volumes of hollow bricks, a greater share of merchandise and costs of idle capacity (temporary shutdown of a production line due to high inventories of clay roof tiles) had a negative impact on earnings in Switzerland. New residential construction in Italy remained stable and revenues matched the prior year level. Forecasts show a slight weakening on the markets in Italy and Switzerland during the remainder of this year and in 2008.

Central-West Europe		1-9/2006	1-9/2007	Chg. in %
Revenues	*in € mill.*	343.0	346.3	+1
EBITDA	*in € mill.*	72.8	65.4	-10
EBIT	*in € mill.*	46.3	34.8	-25
Total investments	*in € mill.*	79.2	20.9	-74
Capital employed	*in € mill.*	464.2	480.5	+4
Employees		2,076	2,424	+17
Sales volumes hollow bricks	*in mill. NF*	1,421	1,253	-12
Sales volumes facing bricks	*in mill. WF*	146	96	-34
Sales volumes clay roof tiles	*in mill. m²*	6.34	6.82	+8

North-West Europe

North-West Europe with higher sales volumes in all product areas

The North-West Europe segment recorded an increase of 14% in revenues to € 674.9 million and 10% in EBITDA to € 143.2 million for the first nine months of 2007. This sound development of revenues was supported by higher sales volumes in all product areas as well as moderate price increases. Growth slowed as expected during the third quarter, especially in Belgium and France, falling short of the record levels reached in past years. Positive impulses for revenues and earnings were provided by the initial consolidation of Baggeridge Brick in Great Britain and Korevaar in the Netherlands. This segment was responsible for 36% of revenues and 34% of Group EBITDA.

Slow-down in new residential construction from high past level in France and Belgium

In Belgium, new residential construction peaked at mid-year and has declined since that time. Slight weakness in single- and two-family housing construction in France was offset by an increase in the market share of hollow bricks. The renovation market – an important factor for sales of clay roof tiles – still remains strong. The North-West Europe segment was able to realize satisfactory growth in sales volumes across all product groups. The Netherlands exceeded expectations with a strong improvement in revenues and earnings. The Korevaar acquisition and the takeover of several clay paver retailers led to higher sales volumes of clay pavers and an increase in sales of merchandise in the Netherlands. In Great Britain, the consolidation of Baggeridge supported a further increase in revenues and earnings against the backdrop of a stable new residential construction market and rising pressure on prices.

Positive outlook for North-West Europe through year-end

We expect the development of revenues and earnings in the North-West Europe segment will remain favorable through the end of the year. In France, sales volumes of hollow bricks should increase (trend away from concrete and in favor of hollow bricks should continue) despite a slight weakening in new residential construction. The Netherlands should register further growth in sales volumes during the last three months of the year because of a slight increase in new residential construction and renovation. The development of business in Great Britain during the fourth quarter will be positively influenced by the consolidation of Baggeridge Brick, which was acquired as of July 1, 2007.

Overall stable development expected for North-West Europe in 2008

For 2008 we expect overall stable development in the North-West Europe segment. New residential construction in Belgium and France could slow further but the trend to hollow bricks and the renovation market will provide impulses for growth in France. In the Netherlands, the recently acquired Korevaar activities will create a platform for future growth, especially in the clay paver business. Great Britain is expected to record a further improvement in earnings following the integration and consolidation of Baggeridge.

North-West Europe		1-9/2006[1]	1-9/2007	Chg. in %
Revenues	*in € mill.*	593.3	674.9	+14
EBITDA	*in € mill.*	130.2	143.2	+10
EBIT	*in € mill.*	88.8	97.9	+10
Total investments	*in € mill.*	112.1	258.8	>100
Capital employed	*in € mill.*	1,026.1	1,285.8	+25
Employees		3,792	4,127	+9
Sales volumes hollow bricks	*in mill. NF*	860	899	+5
Sales volumes facing bricks	*in mill. WF*	1,206	1,310	+9
Sales volumes clay roof tiles	*in mill. m²*	9.51	9.80	+3

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.

North America [1]

The downturn in new residential construction in the USA continued throughout the third quarter. Despite the initial consolidation of Arriscraft (Canada), revenues recorded by the segment North America decreased 5% to € 258.7 million and EBITDA fell 41% to € 28.8 million for the first nine months. The weak average exchange rate of the US dollar had a negative impact of € 19.6 million on revenues and € 2.1 million on EBITDA through the consolidation. As a reaction to this ongoing market weakness and as a part of the Group's active capacity management, a number of production lines were temporarily shut down and two older unprofitable plants (Atlanta and Lee County) were permanently closed. The costs resulting from the shutdowns and idle capacity had a negative impact on earnings, and were also reflected in lower margins. In spite of the difficult market environment and increasing pressure on prices, average selling prices remained stable during the reporting period. North America now generates only 14% of Group revenues and 7% of EBITDA due to the decline in revenues and earnings.

Ongoing weakness in US residential construction leads to earnings decline

The NAHB (National Association of Home Builders) has again lowered its forecast for 2007, and is now predicting a 25% decline in housing starts to 1.36 million units for the full year. The supply of unsold houses continues to grow and reached a high of 8.3 months in September 2007. For this reason, we expect a slight decline in revenues and substantial drop in earnings for the North America segment despite the consolidation of Arriscraft. In 2008 we expect the previously implemented cost reduction programs and the consolidation effect from Arriscraft will lead to an improvement in segment earnings, even under the assumption that new residential construction in the USA remains weak.

NAHB forecasts a 25% decline in housing starts for 2007

North America [1]		1-9/2006	1-9/2007	Chg. in %
Revenues	*in € mill.*	271.9	258.7	-5
EBITDA	*in € mill.*	49.1	28.8	-41
EBIT	*in € mill.*	37.6	16.2	-57
Total investments	*in € mill.*	131.8	132.2	0
Capital employed	*in € mill.*	442.9	535.4	+21
Employees		2,422	2,520	+4
Sales volumes facing bricks	*in mill. WF*	903	725	-20

1) The name of this segment was changed from "USA" to "North America" to reflect the inclusion of the recently acquired Canadian activities.

Investments and Other

The Investments and Other segment is comprised primarily of the holding company and related costs as well as the non-core activities of the Wienerberger Group (primarily real estate). Revenues in this segment fell by 41% to € 9.2 million following the sale of a stove tile plant. EBITDA was also negatively influenced by higher holding company costs, and declined from € -11.0 to -22.3 million. In addition, results for the past year include income from the sale of CO_2 certificates. The 50% investment in Pipelife is consolidated at equity, and is reported under this segment as part of financial results. Pipelife reported a further improvement in revenues and operating earnings for the first nine months of 2007.

Pipelife is consolidated at-equity in this segment

Investments and Other [2]		1-9/2006	1-9/2007	Chg. in %
Revenues	*in € mill.*	15.7	9.2	-41
EBITDA	*in € mill.*	-11.0	-22.3	>100
EBIT	*in € mill.*	-13.9	-26.7	-92
Capital employed	*in € mill.*	18.1	12.2	-33
Employees		176	171	-3

2) Revenues excluding Group eliminations, earnings including holding company costs

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	7-9/2007	7-9/2006	1-9/2007	1-9/2006
Revenues	662,000	644,007	1,889,320	1,655,906
Cost of goods sold	-390,886	-393,610	-1,151,014	-1,036,163
Gross profit	**271,114**	**250,397**	**738,306**	**619,743**
Selling expenses	-117,926	-111,016	-341,182	-308,786
Administrative expenses	-38,906	-32,279	-109,878	-96,457
Other operating expenses	-9,579	-451	-29,126	-13,453
Other operating income	13,081	4,637	26,214	27,077
Amortization of goodwill	0	0	0	0
Operating profit before non-recurring items	**117,784**	**111,288**	**284,334**	**228,124**
Non-recurring write-offs and provisions related to restructuring	0	-7,191	0	-7,191
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**117,784**	**104,097**	**284,334**	**220,933**
Income from investments in associates	7,515	9,302	21,511	18,694
Interest result	-12,359	-15,160	-34,698	-37,699
Other financial results	3,119	-1,252	16,558	-1,018
Financial results	**-1,725**	**-7,110**	**3,371**	**-20,023**
Profit before tax	**116,059**	**96,987**	**287,705**	**200,910**
Income taxes	-20,777	-20,721	-52,311	-43,516
Profit after tax	**95,282**	**76,266**	**235,394**	**157,394**
Thereof attributable to minority interest	1,512	1,960	4,106	2,947
Thereof share planned for hybrid capital holders	8,125	0	20,854	0
Thereof attributable to equity holders	**85,645**	**74,306**	**210,434**	**154,447**
Adjusted earnings per share before non-recurring items (in EUR)	**1.17**	**1.11**	**2.74**	**2.20**
Earnings per share (in EUR)	**1.17**	**1.02**	**2.87**	**2.11**
Diluted earnings per share (in EUR)	**1.17**	**1.01**	**2.87**	**2.10**

Segment Reporting

1-9/2007 *in TEUR*	Central-East Europe [1]	Central-West Europe [1]	North-West Europe	North America [2]	Investments and Other [3]	Group Eliminations	Wienerberger Group
Revenues	651,413	346,274	674,889	258,722	9,181	-51,159	**1,889,320**
EBITDA	208,974	65,352	143,247	28,755	-22,264		**424,064**
EBIT	162,106	34,798	97,892	16,201	-26,663		**284,334**
Total investments	83,181	20,861	258,845	132,158	2,987		**498,032**
Capital employed	694,283	480,484	1,285,800	535,361	12,234		**3,008,162**
Employees	5,390	2,424	4,127	2,520	171		**14,632**
1-9/2006							
Revenues	474,250	342,973	593,407	271,903	15,703	-42,330	**1,655,906**
EBITDA	110,548	72,791	130,148	49,140	-11,042		**351,585**
EBIT	69,284	46,302	88,800	37,645	-13,907		**228,124**
Total investments	94,675	79,194	112,123	131,849	1,443	-465	**418,819**
Capital employed	617,146	464,194	1,026,102	442,866	18,110		**2,568,418**
Employees	4,988	2,076	3,792	2,422	176		**13,454**

1) For organizational reasons, Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (previously: North-West Europe); the comparable figures from prior periods were adjusted accordingly
2) The name of this segment was changed from "USA" to "North America" to reflect the inclusion of the recently acquired Canadian activities
3) The Investments and Other segment includes holding company costs

Balance Sheet

in TEUR	30.9.2007	31.12.2006
ASSETS		
Intangible assets	756,465	637,346
Property, plant and equipment	1,879,134	1,712,395
Investment property	31,064	28,773
Investments in associates	148,408	129,389
Other financial assets	21,847	23,652
Deferred tax assets	60,146	61,442
Non-current assets	**2,897,064**	**2,592,997**
Inventories	630,981	509,843
Trade receivables	324,156	222,325
Other current receivables	98,524	91,678
Securities	77,725	63,958
Cash and cash at bank	202,252	193,531
Current assets	**1,333,638**	**1,081,335**
Total Assets	**4,230,702**	**3,674,332**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Hybrid capital	500,000	0
Retained earnings	1,291,313	1,174,075
Treasury stock	-31,415	-30,269
Translation reserve	-72,159	-69,019
Minority interest	31,660	27,436
Equity	**2,208,619**	**1,591,443**
Employee-related provisions	78,391	73,024
Provisions for deferred taxes	116,533	110,569
Other non-current provisions	60,770	58,090
Long-term financial liabilities	907,626	798,128
Other non-current liabilities	47,370	48,278
Non-current provisions and liabilities	**1,210,690**	**1,088,089**
Other current provisions	54,115	46,425
Short-term financial liabilities	342,149	606,613
Trade payables	199,284	200,328
Other current liabilities	215,845	141,434
Current provisions and liabilities	**811,393**	**994,800**
Total Equity and Liabilities	**4,230,702**	**3,674,332**

Changes in Equity Statement

in TEUR	Group	Minority interest	Total
Balance on 1.1.2007	**1,564,007**	**27,436**	**1,591,443**
Net profit/minority interest	231,288	4,106	235,394
Dividend payments	-94,923	-1,236	-96,159
Foreign exchange adjustment	-2,847	198	-2,649
Foreign exchange adjustment to investments in associates	-293	0	-293
Hedging reserves	-10,047	21	-10,026
Capital increase/decrease	492,896	0	492,896
Increase/decrease in minority interest	0	1,135	1,135
Increase/decrease in treasury stock	-1,146	0	-1,146
Expenses from stock option plans	2,198	0	2,198
Other changes	-4,174	0	-4,174
Balance on 30.9.2007	**2,176,959**	**31,660**	**2,208,619**

Cash Flow Statement

in TEUR	1-9/2007	1-9/2006
Profit before tax	287,705	200,910
Depreciation and amortization	139,730	123,461
Non-recurring write-offs related to restructuring	0	6,732
Write-ups of fixed and financial assets	-74	-1,728
Increase/decrease in long-term provisions	-6,661	10,341
Income from associates	-21,511	-18,694
Income/loss from the disposal of fixed and financial assets	-2,954	-1,766
Interest result	34,698	37,699
Interest paid	-60,463	-63,994
Interest received	26,200	24,336
Income taxes paid	-36,836	-28,989
Gross cash flow	**359,834**	**288,308**
Increase/decrease in inventories	-78,062	-3,739
Increase/decrease in trade receivables	-70,250	-114,062
Increase/decrease in trade payables	-17,640	27,930
Increase/decrease in other net current assets	49,508	32,030
Changes in non-cash items resulting from foreign exchange translation	38,466	-3,636
Cash flow from operating activities	**281,856**	**226,831**
Proceeds from the sale of assets	12,029	13,833
Purchase of property, plant and equipment and intangible assets	-211,834	-263,086
Payments made for investments in financial assets	-2,883	-9,108
Increase/decrease in securities	-1,425	19
Net payments made for the acquisition of companies	-286,198	-155,733
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-490,311**	**-414,075**
Increase/decrease in long-term financial liabilities	87,660	-275,895
Increase/decrease in short-term financial liabilities	-264,960	550,161
Dividends paid by Wienerberger AG	-94,923	-86,415
Dividends paid to minority shareholders and other changes in minority interest	-1,236	-38
Dividend payments from associates	3,086	2,500
Capital increase Wienerberger AG (hybrid bond)	492,896	0
Cash inflows from exercise of stock options	8,072	4,697
Purchase of treasury stock	-13,392	-8,892
Cash flow from financing activities	**217,203**	**186,118**
Change in cash and cash at bank	**8,748**	**-1,126**
Effects of exchange rate fluctuations on cash held	-27	700
Cash and cash at bank at the beginning of the period	193,531	219,876
Cash and cash at bank at the end of the period	**202,252**	**219,450**

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of September 30, 2007 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2006 remain unchanged. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2006, which form the basis for these interim financial statements.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all products within a country. Segment reporting reflects the regional focus of the Wienerberger Group. In contrast to the prior year, the subsidiaries in Finland and Estonia are now included under the Central-East Europe segment instead of the North-West Europe segment for organizational reasons. The comparable figures from prior reporting periods were adjusted accordingly.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. As of January 1, 2007 Wienerberger acquired the remaining 65% stake in Modern Concrete, a brick merchant in the USA, as well as 100% of the shares in a building materials retailer in the Netherlands, and subsequently included these two companies through full consolidation. Another Dutch building materials retailer was acquired and fully consolidated as of April 1, 2007. Briqueterie Bar Frères, a facing brick plant in France, was also included in the consolidation as of April 1, 2007. Wienerberger Ofenkachel GmbH & Co KG (stove tiles), which was sold as of December 31, 2006, is no longer included in the consolidation.

Wienerberger gained control over Baggeridge Brick plc as of July 1, 2007 and initially consolidated the company as of this same date. A total of 99.25% of the shares in Baggeridge Brick plc had been acquired by September 30, 2007 including all costs for TGBP 101,502 (TEUR 150,207), and the remaining shares were acquired through a squeeze-out that was concluded on October 1, 2007. Baggeridge operates five plants and is the fourth largest producer of bricks in Great Britain. Korevaar, which was acquired as of June 30, 2007, was also fully consolidated as of July 1, 2007. In the interim financial report as of June 30, 2007, Baggeridge and Korevaar were included under other financial assets. As of July 20, 2007 Wienerberger acquired the operating companies of Arriscraft International, the leading producer of manufactured stone in Canada. The purchase price totaled CAD 107 million (EUR 71 mill.). Arriscraft operates two manufactured stone plants and one limestone quarry in Canada as well as a manufactured stone plant in the USA. Arriscraft was fully consolidated with the conclusion of the transaction on July 20, 2007, and is now included under the North America segment together with the Wienerberger activities in the USA.

The financial statements for the first nine months from January 1, 2006 to September 30, 2006 included the Biegonice Group with two plants in Poland (consolidation as of February 1, 2006), Bogen with one clay roof tile plant in Germany (consolidation as of May 1, 2006) and a hollow brick plant near Ghent, Belgium (consolidation as of May 1, 2006) as well as the Robinson Group with one facing brick plant, three concrete block plants and several sales outlets in the west of the USA (acquisition date: June 13, 2006), a clay roof tile plant (Jungmeier) in Germany and a brick plant in Austria for only part of the reporting period. The Czech Colorbeton a.s. with three production facilities (concrete pavers) was not included in the comparable prior year period. Changes in the consolidation range increased revenues by TEUR 98,816 and EBITDA by TEUR 9,262 for the period from January 1, 2007 to September 30, 2007.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Capital

On February 9, 2007 Wienerberger AG issued a perpetual bond with a volume of TEUR 500,000, which is subordinated to all other creditors and carries a coupon of 6.50%. The payment of the hybrid coupon can be suspended by the company, but any

suspended coupons must be paid within 12 months of the next dividend distribution. After ten years, Wienerberger AG, but not the creditors, may call the bond or extend the term at a higher variable interest rate. Since this instrument meets the IFRS criteria for classification as equity, the hybrid bond is shown as a component of equity. As a consequence of this treatment, the coupons payable are not shown under financial results on the income statement but as part of the use of earnings on the changes in equity statement. The issue costs and discount totaled TEUR 7,104 and were deducted from retained earnings. The proportional share of accrued coupon interest from the date of issue to the balance sheet date on September 30, 2007 equaled TEUR 20,854; this amount was reflected in the calculation of earnings per share, and led to a reduction of EUR 0.28 in earnings per share.

Notes to the Income Statement

Group revenues rose by 14% over the first three quarters of 2006 to TEUR 1,889,320. Operating profit before depreciation and amortization (EBITDA) totaled TEUR 424,064, which represents an increase of 21% over the comparable prior year value of TEUR 351,585. The number of shares outstanding as of September 30, 2007 was 74,167,796. Treasury stock totaled 814,603 shares as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2007 to September 30, 2007 was 73,237,605.

Notes to the Cash Flow Statement

Gross cash flow of TEUR 359,834 for the first three quarters of 2007 exceeded the prior year figure by 25%. Cash outflows of TEUR 498,032 for investments and acquisitions include TEUR 82,552 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 415,480 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments for the first nine months of 2007 increased fixed and financial assets by TEUR 477,981. The increase in net debt as a result of investments and the seasonal rise in receivables and inventories, the dividend payment and the purchase of treasury stock was more than offset by the issue of the hybrid bond, which was recorded as equity, and led to a reduction of TEUR 189,952 in net debt. Negative, non-recognized currency translation adjustments of TEUR 2,942 for the first nine months of 2007 were generated above all in the USA and Great Britain. The hedging reserve declined by TEUR 10,026. During the period from March 12, 2007 to March 21, 2007 Wienerberger repurchased 300,000 shares of its stock for TEUR 13,392 to service the stock option plan. This reduction in equity is contrasted with an increase of TEUR 8,072 from the exercise of stock options by eligible managers and cash inflows of TEUR 492,896 from the issue of the hybrid bond. Profit after tax increased equity by TEUR 235,394. In contrast to the previous year, financial receivables from subsidiaries and receivables arising from loans are included under securities. The comparable prior year figures were adjusted accordingly.

In October Wienerberger issued 9,779,893 shares of zero par value common stock at a price of EUR 45 per share in conjunction with a capital increase, and realized gross proceeds of TEUR 440,095. After the deduction of all expenses, fees and taxes, the increase in equity equaled TEUR 424,151. The new shares carry full dividend rights for 2007.

Statement by the Managing Board

The Managing Board of Wienerberger AG hereby declares to the best of its knowledge and belief that this unaudited quarterly report provides a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

The Managing Board of Wienerberger AG
Vienna, November 14, 2007

W. Reithofer | H. Scheuch | W. Van Riet | J. Windisch

Financial Calendar

November 14, 2007	Third Quarter Results for 2007
November 15/16, 2007	Capital Markets Day in Sofia, Bulgaria
February 14, 2008	Preliminary Results for 2007
March 26, 2008	2007 Final Results: Press and Analysts Conference in Vienna
March 27, 2008	2007 Final Results: Analysts Conference in London
May 6, 2008	First Quarter Results for 2008
May 9, 2008	139th Annual General Meeting in the Austria Center Vienna
May 14, 2008	Deduction of dividends for 2007 (ex-day)
May 15, 2008	First day of payment for 2007 dividends
August 19, 2008	Results for the First Six Months of 2008 Press and Analysts Conference in Vienna
August 20, 2008	Results for the First Six Months of 2008 Analysts Conference in London
November 12, 2008	Third Quarter Results for 2008

Information on the Company and the Wienerberger Share

Investor Relations Officers	Thomas Melzer, Barbara Braunöck
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2006
http://annualreport.wienerberger.com

The Report on the First Three Quarters of 2007 is available in German and English.

Wienerberger Markets in Europe



Poland
Estonia
Russia
Finland
Sweden
Norway
Denmark
Germany
Netherlands
Great Britain
Belgium
France
Switzerland
Czech Republic
Slovakia
Austria
Romania
Bulgaria
Macedonia
Italy
Hungary
Slovenia
Croatia
Serbia and Montenegro

Market positions

1 *Hollow and/or facing bricks*

1 *Clay roof tiles*

1 *Joint ventures*
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)

Number of plants

Hollow bricks
Facing bricks
Roofing systems
Pavers

3 2 1 1

■ *Markets with plant sites*

Export markets

Plant Sites and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 254 plants in 26 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present. This includes further expansion in the East as well as optimization in the West.

Wienerberger Markets in North America



Quebec 1
Wyoming 2 2
Ontario 1
Montana 2
Michigan 2
Indiana 1 4
Ohio
Illinois 1
New York
Wisconsin
Pennsylvania
New Jersey
Delaware
Maryland 1
Nebraska 1
Virginia 2 4
West Virginia
North Carolina 2 1 5
South Carolina 3
Utah 2
Oklahoma 1
Georgia 3
Florida
Arkansas 1
Colorado 1 1 8
Mississippi 2
Kentucky 2 1 4
Tennessee 3 2 6
Alabama 1
Market positions
1 Facing bricks
Number of sites
Facing bricks
Concrete products
Distribution outlets
3 2 1
Status November 2007



END